March 30, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bosy Holdings, Inc.

Registration Statement on Form S-1/A

Filed March 18, 2016

File No. 333-208978

To the men and women of the SEC:

On behalf of Bosy Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 29, 2016 addressed to Mr. Teoh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 18, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. You state in your response that no acquisition activity was ever consummated between Falcon CPA and Weld Asia. Please confirm our understanding that Mr. Loke, Greenpro Capital, Mr. Chen and Falcon CPA do not now and have not ever, either directly or indirectly, had any ownership, financial interest or any other involvement with Weld Asia. If our understanding is not correct, please provide a full description of the involvement including the name, type of involvement, and applicable date(s).

COMPANY RESPONSE:

 Mr. Loke, Greenpro Capital Corp, Ms. Chen Yan Hong, Mr. Chen Zheru and Falcon CPA do not now, and have not ever, either directly or indirectly, had any ownership, financial interest or any other involvement with Weld Asia Associates.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 30, 2016

/s/ Teoh Kooi Sooi

Teoh Kooi Sooi

Chief Executive Officer